FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
Questions for the week ending 8/26
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.
Q. In cities that are served by both airlines can we expect to see a reduction of inbound/outbound flights to those cities?
A. You may see a reduction of flights throughout the system (that’s the combined system) primarily due to the aircraft that are leaving the fleet; however, no specifics have been announced. As we mentioned in May, the combined company will be returning approximately 59 aircraft in the combined fleet between now and the first part of 2006.
Q. Who will handle our maintenance in Hawaii?
A. With only a single flight to Oahu and a single flight to Maui it’s better to outsource work to the stations in Hawaii, rather than staff the stations with AWA employees. As we increase our number of flights to the Hawaiian Islands we’ll revisit the way the station is staffed.
Q. Do we anticipate any business relationship changes with Mesa Airlines after the merger is complete?
A. Right now, plans have remained more or less the same since the May 19 announcement. We fully expect to have a continued relationship with Mesa Airlines as a provider of Express service. The nature of that relationship has yet to be determined, but since Mesa currently operates as both America West Express and US Airways Express, it is likely that service will remain to support the mainline flights as they do today.
Q. Are there any plans for incentives to encourage employees to take voluntary layoffs, terminations and early retirements?
A. We’re still hoping to accomplish any necessary staff reductions through attrition. However, if we find that attrition alone is insufficient to right size our workforce, we will at the right time and for the right locations consider offering voluntary programs before resorting to involuntary reductions in force. We will clearly communicate all options to employees should we need to look at options beyond relying on attrition.
Q: Do US Airways Flight Attendants get a 10 percent raise when the merger closes?
A: There is nothing in the current contract or in the ongoing negotiations regarding a 10 percent raise for US Airways flight attendants when the merger closes.
Q. When should shareholders expect to receive information about the September 13 vote?
A. By the end of the month, at the latest, everyone should have received his or her materials. The majority should have received by the end of this week. If a shareholder has not received their material by the end of the month, they should contact Computershare at 800-926-5864.
Q. It seems that all the management is very positive and excited about this merger. I am starting to get that way also. Is the company going to offer any discounted stock options to employees in the new company?
A. This is commonly known as an Employee Stock Purchase Program and neither US Airways nor America West currently has such a program in place; also, no determination has been made for the combined company. Frankly, these types of programs have become less and less popular as a result of the unfortunate realities of Enron, WorldComm, etc., in which employees were

Questions for the week ending 8/26
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.
highly vested in their company’s stock, only to lose it all. Because of those situations, there are now much more rigorous and costly administrative issues that involve record keeping, compliance, tax accounting, etc. We’ll keep you posted as we learn more about this issue.
Q. An article in the 8/15 AZ Republic stated that the America West name “will go away overnight after the deal closes.” Does this mean that, say the merger get final approval on Sept. 1, will the AWA name cease to exist on Sept. 2? We’ve been told that we’d operate as two separate companies for two years or more. How could that be if our name disappears “overnight” once approval closes?
A. Our goal is to provide customers with one look/face/name on day one (probably closer to Oct. 1 than Sept. 1) in as many areas as possible including airports and reservations. Although it will take two to three years to get to one operating certificate, customers should expect to see US Airways information and posters replacing the America West name across the nation.
For regulatory purposes, we anticipate both airlines will operate under separate certificates for a transition period of two to three years, keeping flight crew, maintenance and safety procedures for each airline separate. Still, we’ll go by “US Airways” from the day the merger closes.
Q. Are the rumors true that the September’s InFlight magazines will be the last US Airways and last America West issue, with combined magazine starting October?
A: No, although you may see some subtle changes in the magazines after September, we’ll maintain separate magazines through the end of the year, then we’ll introduce one combined magazine on the planes on Jan. 1, 2006.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.